Exhibit 99.2

Summit Therapeutics plc

(“Summit” or “the Company”)

FIRST PATIENT ENROLLED IN SUMMIT’S PhaseOut DMD, A PHASE 2 CLINICAL TRIAL OF EZUTROMID IN BOYS WITH DMD

Oxford, UK, 17 June 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, today announces that it has enrolled the first patient in PhaseOut DMD, a Phase 2 proof of concept clinical trial of ezutromid (formerly SMT C1100) in patients with DMD. Ezutromid dosing is expected to follow a screening period of up to 28 days.

Ezutromid is an orally administered small molecule that is designed to modulate utrophin, a protein that is structurally and functionally similar to the dystrophin protein. Dystrophin is essential for the healthy function of all muscles but is missing in patients with DMD. Utrophin modulation is a potential disease-modifying approach that could treat all boys and young men with DMD, regardless of their underlying dystrophin gene mutation.

“Ezutromid has garnered considerable interest from the patient, family and healthcare communities, which we believe is due to its potential to slow or stop progression of DMD regardless of the underlying dystrophin gene mutation,” said Ralf Rosskamp, MD, Chief Medical Officer of Summit. “The enrolment of the first patient in PhaseOut DMD is a significant milestone in the clinical development of ezutromid, with the aim of studying long-term dosing of ezutromid in boys with DMD. We look forward to the possibility of demonstrating ezutromid’s effect on utrophin with the initial set of 24-week biopsy data.”

The Company anticipates reporting data periodically during this trial with 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017.

About PhaseOut DMD

PhaseOut DMD aims to provide proof of concept for ezutromid and utrophin modulation by measuring muscle fat infiltration, as well as by measuring utrophin protein and muscle fibre regeneration in muscle biopsies. The primary endpoint of the open-label trial is the change from baseline in magnetic resonance imaging parameters related to fat infiltration and inflammation of the leg muscles. Exploratory endpoints include the six-minute walk distance, the North Star Ambulatory Assessment and patient reported outcomes. PhaseOut DMD is a 48-week open-label trial expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays at sites in the UK and the US.

Further information is available at: https://www.clinicaltrialsregister.eu/ctr-search/trial/2015-004333-27/GB.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The

Company’s lead utrophin modulator, ezutromid, is an orally administered, small molecule. DMD is an orphan disease, and the US Food and Drug Administration and the European Medicines Agency have granted orphan drug status to ezutromid. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2016. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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